Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Healthcare Trust, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-197802) on Form S-3 of Healthcare Trust, Inc. of our report dated March 13, 2019, with respect to the consolidated balance sheet of Healthcare Trust, Inc. as of December 31, 2018, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes and financial statement schedule III, which report appears in the December 31, 2019 annual report on Form 10-K of Healthcare Trust, Inc.

/s/KPMG LLP

Chicago, Illinois

March 24, 2020